United States securities and exchange commission logo





                              June 7, 2023

       Lirong Wang
       Chief Executive Officer
       Muliang Viagoo Technology, Inc.
       2498 Wanfeng Highway, Lane 181
       Fengjing Town, Jinshan District
       Shanghai, China

                                                        Re: Muliang Viagoo
Technology, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed April 17,
2023
                                                            File No. 001-40636

       Dear Lirong Wang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 10-K for the year ended December 31, 2022

       Item 1. Business, page 1

   1. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Nevada
holding company with operations conducted by your subsidiaries and through contractual
arrangements with a variable interest entity (VIE) based in China and that this structure
involves unique risks to investors. If true, disclose that these contracts have not been
tested in court. Explain whether the VIE structure is used to provide investors with
exposure to foreign investment in China-based companies where
                                                        Chinese law prohibits
direct foreign investment in the operating companies, and disclose that investors may
never hold equity interests in the Chinese operating company. Your disclosure should
acknowledge that Chinese regulatory authorities could disallow this structure, which would
likely result in a material change in your operations and/or a material change in the
value of your securities, including that it could cause the value of
 Lirong Wang
FirstName  LastNameLirong
Muliang Viagoo  Technology,Wang
                            Inc.
Comapany
June 7, 2023NameMuliang Viagoo Technology, Inc.
June 7,
Page 2 2023 Page 2
FirstName LastName
         your securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.
2. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         the use of variable interest entities and data security or anti-monopoly concerns, have or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on a U.S. or other foreign exchange.
3. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is
         required to approve the VIE   s operations, and state affirmatively
whether you have
         received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
History, page 2

4. Please clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting
         the business operations. Refrain from using terms such as    we    or
  our    when describing
         activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.
Contractual Arrangements, page 5

5. Please expand the VIE quantitative metrics to include the same amount of detail as you presented in your Form S-1 file number 333-272378. For example, please include an updated condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods as presented in the Form 10-K.
 Lirong Wang
FirstName  LastNameLirong
Muliang Viagoo  Technology,Wang
                            Inc.
Comapany
June 7, 2023NameMuliang Viagoo Technology, Inc.
June 7,
Page 3 2023 Page 3
FirstName LastName
6. Please expand on your disclosure in this section to describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in
         consolidation of the VIE   s operations and financial results into
your financial
         statements. Identify clearly the entity in which investors are purchasing their interest and
         the entity(ies) in which the company   s operations are conducted.
Describe the relevant
         contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Nevada holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
7.       We note your disclosure that the Nevada holding company (through its ownership
         in Shanghai Mufeng) controls and receives the economic benefits of the
VIE   s business
         operations through contractual agreements between the VIE and your Wholly Foreign-
         Owned Enterprise (WFOE) and that those agreements are designed to provide your
         WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Nevada holding company (through its ownership in Shanghai Mufeng) has become the primary beneficiary of the VIE. However, neither the investors in the Nevada holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE.
         Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.
Holding Foreign Companies Accountable Act, page 14

8.       Please disclose the location of your auditor   s headquarters in this
section.
Item 1A. Risk Factors, page 16

9. We note your Risk Factors section is longer than 15 pages. Please revise your Form 10-K to provide a summary risk factor section with a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. See
Item 105(b) of Regulation
         S-K. In this summary of risk factors, please ensure you disclose the risks that your corporate structure and being based in or having the majority of the
company   s operations
 Lirong Wang
Muliang Viagoo Technology, Inc.
June 7, 2023
Page 4
         in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in
         China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
         based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
Item 9A. Controls and Procedures, page 84

10. It is not clear how you could reasonably conclude that your disclosure controls are effective given your conclusion that your internal controls are not effective. Further, we note the disclosure on page 40 of your Form S-1/A13 that your disclosure controls in 2021 were not effective and the disclosure in your Form 10-K that there were no changes in your internal controls during 2022. Please revise.
Item 11. Executive Compensation, page 89

11. It appears that the financial statements may need to be revised to account for the services provided by your CEO and CFO at fair value. See the guidance in SAB
1:B.
Note 3. Accounts Receivable, page F-21

12. Given that your accounts receivable at December 31, 2022 are substantially equal to your
       2022 revenue, it is unclear whether any of your 2022 sales transactions were actually collected in cash. Further, it is not clear whether you are actually applying a 50%
       allowance for receivables over 6 months outstanding as stated on page
78. Consequently,
       there is a concern that either your allowance for doubtful accounts is materially understated or that your revenue recognition policy is not being properly applied. Please tell us how much of your December 31, 2021 receivables balance has actually been collected in cash. Tell us also how much of your December 31, 2022 receivables balance was subsequently collected in cash. Please tell us how much of your December 31, 2022 receivables balance consists of accounts for which the corresponding sales transaction was recognized prior to July 1, 2022. Please tell us also how much of your December 31, 2022 receivables balance consists of accounts for which the corresponding sales transaction was
FirstName LastNameLirong Wang
       recognized prior to January 1, 2022. Explain to us how this information supports your
Comapany    NameMuliang
       conclusion   that the Viagoo Technology,
                             $1,092,880  allowanceInc.
                                                     balance at December 31,
2022 complies with
       United   States
June 7, 2023 Page 4    GAAP.   We  may   have  further comment.
FirstName LastName
 Lirong Wang
FirstName  LastNameLirong
Muliang Viagoo  Technology,Wang
                            Inc.
Comapany
June 7, 2023NameMuliang Viagoo Technology, Inc.
June 7,
Page 5 2023 Page 5
FirstName LastName
Note 12. Concentrations, page F-27

13. Regarding the customer concentrations, please tell us whether either of the two companies are in anyway affiliated with Lirong Wang.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:      Jason Ye, Esq.